Exhibit 2

Buy-back programme

Transaction in own shares

WPP plc (“WPP” or the “Company”) announces that on 30 May 2018 it purchased for treasury 180,000 of its ordinary shares at an average price of 1226.2077 pence per ordinary share. Details of the relevant repurchase transactions are set out below:

Description of shares:	WPP plc ordinary shares of 10 pence each
Number of shares repurchased:	180,000
Date of transaction:	30 May 2018
Time of transaction:	09:20 – 16:35
Price (pence):	1226.2077
Trading venue:	London Stock Exchange
Broker:	Merrill Lynch International

Following the above purchase, WPP holds 69,328,933 ordinary shares as treasury shares. The total number of WPP shares in issue is 1,263,272,044 (excluding shares to be held in treasury).

All transactions under this programme will be published on the Company’s website (www.wpp.com) on a daily basis.

Enquiries:

Marie Capes, Company Secretary	020 7408 2204